UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2009

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.             Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.
Retirement Savings Plan
Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

The Manitowoc Company, Inc.

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

  Retirement Savings Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the fmancial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 14, 2010
Appleton, Wisconsin

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets

Investments:
Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$117,705,054	$16,041,889
Participant loans	757,995	85,740

Total investments	118,463,049	16,127,629

Receivables:
Participant contributions	19,866	0
Employer contributions	162,716	0
Interest	7,597	0

Total receivables	190,179	0

Total assets	118,653,228	16,127,629

Liabilities

Pending distributions payable	51,976	1,073

Net assets available for benefits, at fair value	118,601,252	16,126,556

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	425,279	185,959

Net assets available for benefits	$119,026,531	$16,312,515

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$2,960,069	($13,860,976)
Interest on participant loans	2,706	6,698

Total investment income (loss)	2,962,775	(13,854,278)

Contributions:
Participant	1,506,186	2,995,365
Employer	327,721	359,912
Rollover	89,388	131,052

Total contributions	1,923,295	3,486,329

Transfers from other plans	103,637,232	0

Other deductions:
Benefits paid to participants	364,426	831,700
Plan administrative expenses	26,739	42,664
Transfers to other plans	5,418,121	72,616

Total other deductions	5,809,286	946,980

Net increase (decrease) in net assets available for benefits	102,714,016	(11,314,929)
Net assets available for benefits at beginning	16,312,515	27,627,444

Net assets available for benefits at end	$119,026,531	$16,312,515

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC). The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who have completed either a probationary period with a participating company or six months, whichever is shorter. An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. Participating companies in the Plan are Manitowoc Cranes, Inc.; Manitowoc FSG Operations, Inc.; Bay Shipbuilding, Co.; Manitowoc Marine Group, LLC; KMT Refrigeration, Inc.; and Marinette Marine Co., Inc. which are all wholly owned subsidiaries or divisions of the Company.

In January 2009, the Company sold Bay Shipbuilding, Co., Manitowoc Marine Group, LLC, and Marinette Marine Co., Inc. which were participating companies in the Plan as described above. Net assets totaling $5,418,121 were transferred out of the Plan related to the sale.

Effective December 31, 2009, The Manitowoc Cranes, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, The Manitowoc Ice, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, and participants in the Enodis Corporation 401(k) Plan covered under the collective bargaining agreements as discussed above were merged into the Plan.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

General (Continued)

The following are the components of transfers from other plans:

The Manitowoc Cranes, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan:
Investments	$42,581,142

The Manitowoc Ice, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan:
Investments	37,134,020

Enodis Corporation 401(k) Plan:
Investments	23,206,084
Participant loans	715,986

Total transfer from Enodis Corporation 401(k) Plan	23,922,070

Transfer from other plans	$103,637,232

Contributions

Participants may elect to contribute from 1% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code. The Plan also allows direct rollovers from other qualified plans. Rollovers are not matched. Participants that are employed by Manitowoc Cranes, Inc. who are members of the Boilermakers Union - Local No. 443 shall receive matching contributions at the rate of 25% of the first 4% of eligible compensation. The Office and Professional Employees International Union Local No. 9 - AFL/CIO at Manitowoc Cranes, Inc. also receive matching contributions at the rate of 25% of the first 4% of eligible compensation. For 2008, those participants that were employed by the Bay Shipbuilding Co. received matching contributions at a rate of 25% of the first 4% of eligible compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Contributions (Continued)

Those participants that are employed by Manitowoc Cranes, Inc. who are members of the Local Lodge of 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO shall receive matching contributions at a rate of 50% of the first 4% of eligible compensation. Effective March 1, 2009, those participants that are employed by Manitowoc Cranes, Inc. who are members of the Electrical Workers - Local 158 shall receive matching contributions at a rate of 25% of the first 4% of eligible compensation. Effective August 31, 2009, all matching contributions were suspended. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including a money market fund, equity funds, and fixed income funds. The Plan also allows participants to purchase The Manitowoc Company, Inc. common stock.

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests. Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract. Distributions may be made as soon as administratively feasible.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Vesting

All employee contributions and related earnings are 100% vested immediately. Company matching contributions vest subject to a six-year graded vesting schedule. Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Participant Loans

In the event of financial hardship as defined by Internal Revenue Service regulations, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%. Interest rates on existing loans range from 4.25% to 10.50%. Loans are repaid through payroll deductions over a period not to exceed five years.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming 100% vested in the Company’s matching contributions. These forfeitures are used to offset future employer matching contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $66,129 and $3,952, respectively. Included in the transfers from other plans are forfeitures of $41,100 transferring from The Manitowoc Cranes, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, $21,718 transferring from The Manitowoc Ice, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, and $81,297 transferring from Enodis Corporation 401(k) Plan on the statements of changes in net assets available for benefits. The forfeitures from Enodis Corporation 401(k) Plan will be used to pay fees as per prior plan provisions.

Transfers To/From Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 2                                                             Summary of Significant Accounting Policies

Method of Accounting

The financial statements of The Manitowoc Company, Inc. Retirement Savings Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 2                                                             Summary of Significant Accounting Policies (Continued)

Investments

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust. Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits includes distributions requested prior to year-end, but completed subsequent to year-end.

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (ASC) as the single authoritative source for generally accepted accounting principles (GAAP). The ASC was effective for financial statements that cover interim and annual periods ended after September 15, 2009. While not intended to change GAAP, the ASC significantly changed the way in which the accounting literature is organized. Because the ASC completely replaced existing standards, it affected the way GAAP is referenced by plans in their financial statements and accounting policies.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Marshall & Ilsley Trust Company, N.A. (M & I).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) actual distributions and allocated administrative expenses. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 24% and 5%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 was:

	2009	2008

American Beacon International Equity Fund	26%	4%
American Beacon Large-Cap Value Fund	30%	7%
American EuroPacific Fund	19%	6%
Blackrock Equity Dividend Fund	6%	*
Buffalo Small-Cap Fund	18%	*
Columbia Acorn Fund	22%	4%
Columbia Acorn International	5%	*
Davis NY Venture Fund	16%	*
Fed MDT Small-Cap Growth Fund	*	4%
Fidelity ContraFund	16%	*
Fidelity Low-Priced Stock Fund	13%	*
Fidelity Managed Income Portfolio II Fund**	30%	3%
Harbor Mid-Cap Growth Fund	13%	7%
Janus Growth & Income Fund	27%	6%
Loan Fund	9%	2%
Lord Abbett Small-Cap Fund	7%	*
Manitowoc Aggressive Growth Fund	23%	7%
Manitowoc Company Stock Fund	35%	7%
Manitowoc Conservative Growth Fund	17%	5%
Manitowoc Moderate Growth Fund	19%	5%
Marshall Prime Money Market Fund	32%	5%
Oakmark Equity Fund	35%	*
PIMCO Funds Total Return Fund	7%	3%
Riversource Mid-Cap Value Fund	17%	4%
Vanguard Institutional Index Fund	16%	6%
Wells Fargo Advantage Small-Cap Disciplined Fund	29%	8%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31 are as follows:

	2009	2008

Investments with fair value determined by quoted market price:
Common/collective trusts**	$203,226,781	$186,628,046
Mutual funds	220,388,300	111,426,948
Investments in The Manitowoc Company, Inc. common stock	65,339,419	45,436,677

Total investments with fair value determined by quoted market price	488,954,500	343,491,671

Investments at cost:
Participant loans	8,794,200	4,030,446
Money market fund	3,674,087	7,706,132

Net assets of the Master Trust	$501,422,787	$355,228,249

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

Investment income (loss) of the Master Trust is as follows:

	2009	2008

Investment income (loss):
Interest and dividends	$2,943,199	$3,513,293
Net appreciation (depreciation) in fair value of investments	53,285,750	(221,788,435)

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

During 2009 and 2008, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common/collective trusts	$10,789,955	$(8,668,676)
Mutual funds	23,070,674	(62,053,961)
Investments in The Manitowoc Company, Inc. common stock	19,425,121	(151,065,798)

Net appreciation (depreciation)	$53,285,750	$(221,788,435)

Investments that represent 5% or more of the Master Trust’s net assets as of December 31 are as follows:

	2009	2008

Fidelity Managed Income Portfolio II Fund**	$140,440,750	$139,398,942
Manitowoc Moderate Growth Fund	41,806,644	37,252,687
PIMCO Funds Total Return Fund	38,632,160	26,921,472
The Manitowoc Company, Inc. Common Stock Fund	69,003,271	45,436,677
Vanguard Institutional Index Fund	31,117,737	*

*Investment was not greater than 5% of the Master Trust’s net assets.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1                   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                   Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies at December 31, 2009 and 2008.

Common/collective trusts: Valued at the net asset value (NAV) of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market. The Fidelity Managed Income Portfolio II Fund is a common/collective trust which holds a guaranteed investment contract. The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The Manitowoc Company, Inc. common stock: Valued at the closing price reported on the active market in which the individual security is traded.

Mutual funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

Money market fund: Valued using $1 for the NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common/collective trusts	$0	$62,786,031	$0	$62,786,031
The Manitowoc Company, Inc. common stock	65,339,419	0	0	65,339,419

Mutual funds:
Balanced funds	89,271,474	0	0	89,271,474
Bond fund	38,632,160	0	0	38,632,160
Growth funds	63,625,490	0	0	63,625,490
Value funds	21,216,618	0	0	21,216,618
Allocation fund	7,547,398	0	0	7,547,398
Total mutual funds	220,293,140	0	0	220,293,140

Participant loans	0	0	8,794,200	8,794,200
Guaranteed investment contract	0	0	138,952,969	138,952,969
Money market fund	0	3,674,087	0	3,674,087

Total assets at fair value	$285,632,559	$66,460,118	$147,747,169	$499,839,846

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common/collective trusts	$0	$46,817,706	$0	$46,817,706
The Manitowoc Company, Inc. common stock	45,436,677	0	0	45,436,677

Mutual funds:
Balanced funds	37,315,110	0	0	37,315,110
Bond fund	26,921,472	0	0	26,921,472
Growth funds	31,462,218	0	0	31,462,218
Value funds	15,615,469	0	0	15,615,469
Total mutual funds	111,314,269	0	0	111,314,269

Participant loans	0	0	4,030,446	4,030,446
Guaranteed investment contract	0	0	133,903,990	133,903,990
Money market fund	0	7,706,132	0	7,706,132

Total assets at fair value	$156,750,946	$54,523,838	$137,934,436	$349,209,220

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

Level 3 Gains and Losses

The following tables set forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009
	Guaranteed Investment Contract	Participant Loans

Balance, beginning of year	$133,903,990	$4,030,446
Interest	0	229,677
Realized gains	6,167,695	0
Unrealized losses relating to instruments still held at the reporting date	(3,780,510)	0
Purchases, sales, issuances, and settlements (net)	2,661,794	4,534,077

Balance, end of year	$138,952,969	$8,794,200

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(3,780,510)	$0

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

Level 3 Gains and Losses (Continued)

	2008
	Guaranteed Investment Contract	Participant Loans

Balance, beginning of year	$136,345,327	$4,193,794
Interest	$0	$328,749
Realized losses	(598,128)	0
Unrealized losses relating to instruments still held at the reporting date	(508,174)	0
Purchases, sales, issuances, and settlements (net)	(1,335,035)	(492,097)

Balance, end of year	$133,903,990	$4,030,446

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(508,174)	$0

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust in the statements of changes in net assets available for benefits.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 5                                                            Investment Contract

The Plan has entered into a benefit-responsive guaranteed investment contract with M & I. M & I maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by M & I, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. There are no guarantees or limitation on the contract at December 31, 2009 and 2008.

	2009	2008

Average yields:
Based on actual earnings	2.03%	3.99%
Based on interest rate credited to participants	1.64%	3.46%

Note 6                                                       Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and guaranteed investment contracts managed by M & I. M & I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 7                                                            Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service (IRS) declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 8                                                       Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

The Manitowoc Company, Inc.

Retirement Savings Plan

Plan’s EIN #39-0448110 Plan #019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 4.25% to 10.50%		$757,995

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 29th day of June, 2010.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Glen E. Tellock
Glen E. Tellock Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI	X